Exhibit 12.1

Deluxe Corporation

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months
	Ended March 31,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before income taxes	$57,162	$142,541	$250,734	$316,873	$299,380	$340,722
Interest expense (excluding capitalized interest)	12,799	56,661	56,604	32,851	19,241	5,079
Portion of rent expense under long-term operating leases representative of an interest factor	844	3,675	4,799	4,929	2,478	3,058
Total earnings	$70,805	$202,877	$312,137	$354,653	$321,099	$348,859

Fixed charges:
Interest expense (including capitalized interest)	$12,799	$57,051	$57,399	$33,299	$19,241	$5,139
Portion of rent expense under long-term operating leases representative of an interest factor	844	3,675	4,799	4,929	2,478	3,058
Total fixed charges	$13,643	$60,726	$62,198	$38,228	$21,719	$8,197

Ratio of earnings to fixed charges	5.2	3.3	5.0	9.3	14.8	42.6

Deluxe Corporation

Pro Forma Comutation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months	Year Ended
	Ended March 31,	December 31,
	2007	2006
Earnings:
Income from continuing operations before income taxes	$55,353	$136,150
Interest expense (excluding capitalized interest)	14,608	63,052
Portion of rent expense under long-term operating leases representative of an interest factor	844	3,675

Total earnings	$70,805	$202,877

Fixed charges:
Interest expense (including capitalized interest)	$14,608	$63,442
Portion of rent expense under long-term operating leases representative of an interest factor	844	3,675
Total fixed charges	$15,452	$67,117

Ratio of earnings to fixed charges	4.6	3.0